UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE COMPANY’S POTENTIAL INITIAL BUSINESS COMBINATION (THE “BUSINESS COMBINATION”), ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE A BUSINESS COMBINATION; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING A BUSINESS COMBINATION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING A BUSINESS COMBINATION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE EXTENSION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING THE BUSINESS COMBINATION, AS DESCRIBED IN THE PROXY STATEMENT TO BE FILED WITH THE SEC WITH RESPECT TO THE  BUSINESS COMBINATION.

SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT TO BE FILED WITH THE SEC WITH RESPECT TO THE BUSINESS COMBINATION, WHEN AVAILABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF A BUSINESS COMBINATION. STOCKHOLDERS ARE ALSO ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, AND THE COMPANY’S OTHER FILINGS WITH THE SEC, AT THE SEC’S WEBSITE (www.sec.gov), BY MAILING A REQUEST TO BBV VIETNAM S.E.A. ACQUISITION CORPORATION, 61 HUE LANE, HAI BA TRUNG DISTRICT, HANOI, VIETNAM, ATTENTION: SECRETARY, BY CONTACTING ADVANTAGE PROXY, 24925 13TH PLACE SOUTH, DES MOINES, WASHINGTON 98198, TOLL FREE (877) 870-8565, OR AT THE COMPANY’S WEBSITE (www.bantrybay.net).

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR ANY SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE A BUSINESS COMBINATION. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF A BUSINESS COMBINATION. ACCORDINGLY, STOCKHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE BUSINESS COMBINATION. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKES WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Other Events

On February 12, 2010, BBV Vietnam S.E.A. Acquisition Corp. (the “Company”) announced that at its Special Meeting of Stockholders held on February 12, 2010, stockholders of the Company approved a proposal to extend the time on or before which the Company must consummate its initial business combination from February 13, 2010 to February 13, 2011.  Additionally, stockholders representing less than 30% of the common stock issued in the Company’s initial public offering sought conversion of such common stock into their pro rata portion of the trust account established for the benefit of public stockholders.

Additional Information

Information regarding the Company's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission. No person other than the Company has been authorized to give any information or to make any representations on behalf of the Company in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by the Company.

Financial Statement and Exhibits.

Exhibit	Description

99.1	Press release, dated February 12, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric M. Zachs
Eric M. Zachs
President

Date: February 12, 2010